UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (Issuer))

BCP IV GRAFTECH HOLDINGS LP

ATHENA ACQUISITION SUBSIDIARY INC.

its wholly-owned direct subsidiary

(Names of Filing Persons (Offerors))

BROOKFIELD CAPITAL PARTNERS LTD.

BROOKFIELD CAPITAL PARTNERS IV L.P.

(Names of Filing Persons (other person(s)))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

384313102

(Cusip Number of Class of Securities)

David Nowak

Managing Partner

Brookfield Place, 181 Bay Street, Suite 300

Toronto, Ontario MJ5 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael J. Aiello, Esq.

Jackie Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$704,729,817.53	$81,889.60

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of GrafTech International Ltd. (the “Company”), at a purchase price of $5.05 per share in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 137,240,008 issued and outstanding shares of common stock of the Company, multiplied by $5.05 per share; (ii) 524,283 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $5.05 per share, multiplied by $0.81 per share (which is equal to the difference between $5.05 and $4.24, the exercise price of such options); and (iii) 2,226,358 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $5.05 per share. The foregoing numbers of shares of common stock, options and restricted stock units have been provided by the issuer to the offeror and are as of the close of business on May 22, 2015, the most recent practicable date. The filing fee was determined by multiplying 0.000116200 by the proposed maximum aggregate value of the transaction of $704,729,817.53.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.000116200.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $81,889.60	Filing Party: BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc.
Form or Registration No.: Schedule TO	Date Filed: May 26, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”) with the Securities and Exchange Commission on May 26, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GrafTech International Ltd., a Delaware corporation (the “Company”), at a purchase price of $5.05 per Share in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 3, 4, 5, 6, 7, 9, and 11 as reflected below and to amend and supplement Item 12 with additional exhibits.

In addition, the informational heading titled Special Factors — Section 9 – Certain Relationships between Purchaser or Acquisition Sub and the Company is hereby amended and restated to “Special Factors — Section 9 – Certain Relationships between the Purchaser Group and the Company” and the informational heading titled The Tender Offer — Section 8 – Certain Information Concerning Purchaser and Acquisition Sub is hereby amended and restated to “The Tender Offer — Section 8 – Certain Information Concerning the Purchaser Group”.

Item 1. Summary Term Sheet.

1. The subsection titled “Who is offering to buy my securities?” is hereby amended and restated as follows:

“BCP IV GrafTech Holdings LP (“Purchaser”), a Delaware limited partnership and Athena Acquisition Subsidiary Inc. (“Acquisition Sub”), a Delaware corporation, each of which was formed for the purpose of the Offer, is offering to buy your Shares. Brookfield Capital Partners IV L.P. (“Capital Partners”), a limited partnership formed under the laws of the Cayman Islands, is a limited partner of Purchaser and has delivered a limited guarantee in favor of the Company, pursuant to which Capital Partners has irrevocably guaranteed the payment, performance and discharge of the obligations of Purchaser and Acquisition Sub under the Merger Agreement. Purchaser, Acquisition Sub and Capital Partners are ultimately controlled by Brookfield Capital Partners Ltd. (“Brookfield”), which is an indirect wholly owned subsidiary of Brookfield Asset Management Inc. (“BAM”). Each of Purchaser, Acquisition Sub, Capital Partners and Brookfield is referred to herein collectively as the “Purchaser Group”.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Purchaser Group. We use the term “Purchaser” to refer to BCP IV GrafTech Holdings LP, the term “Acquisition Sub” to refer to Athena Acquisition Subsidiary Inc., the term “the Company” to refer to GrafTech International Ltd. and the term “Purchaser Group” to refer to Purchaser, Acquisition Sub, Brookfield Capital Partners IV L.P. and Brookfield Capital Partners Ltd.

See The Tender Offer — Section 8 – Certain Information Concerning the Purchaser Group.”

2. The subsection titled “Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?” is hereby amended and supplemented by adding the following:

“In order to satisfy the Minimum Condition, Acquisition Sub must receive valid tenders (that have not been properly withdrawn) in respect of at least 41,172,003 Shares (if the transactions contemplated by the Investment Agreement are not consummated prior to the expiration of the Offer) or 20,172,003 Shares (if the transactions contemplated by the Investment Agreement are consummated prior to the expiration of the Offer), which is the minimum number of Shares equivalent to at least thirty percent (30%) of the Shares plus all Underlying Shares, in each case assuming no change in the Shares outstanding since May 22, 2015. As previously publicly disclosed by Purchaser, prior to the commencement of the Offer, it had agreed to acquire shares of Preferred Stock, through the Investment Agreement, convertible as of the date of issuance into 30,000,000 Shares, a portion of which is subject to stockholder approval.”

3. The subsection titled “Will a meeting of the Company’s stockholders be required to approve the Merger?” is hereby amended and supplemented by adding the following:

“In order to satisfy the Merger Condition, Acquisition Sub must receive valid tenders (that have not been properly withdrawn) in respect of at least 109,792,007 Shares (if the transactions contemplated by the Investment Agreement are not consummated prior to the expiration of the Offer) or 103,792,007 Shares (if the transactions contemplated by the Investment Agreement are consummated prior to the expiration of the Offer), which is the minimum number of Shares equivalent to at least eighty percent (80%) of the Shares plus all Underlying Shares, in each case assuming no change in the Shares outstanding since May 22, 2015. As previously publicly disclosed by Purchaser, prior to the commencement of the Offer, it had agreed to acquire shares of Preferred Stock through the Investment Agreement, convertible as of the date of issuance into 30,000,000 Shares, a portion of which is subject to stockholder approval.”

Item 3. Identity and Background of Filing Person.

(a) — (c) This Schedule TO is filed by the Purchaser Group. The information set forth in The Tender Offer — Section 8 – Certain Information Concerning the Purchaser Group in the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

1. The Tender Offer — Section 8 – Certain Information Concerning Purchaser and Acquisition Sub is hereby amended and restated in its entirety as follows:

“8. Certain Information Concerning the Purchaser Group.

Acquisition Sub is a Delaware corporation and a wholly-owned subsidiary of Purchaser and was formed solely for the purpose of facilitating Purchaser’s investment in, and potential acquisition of, the Company. Purchaser, a Delaware limited partnership, was formed solely for the purpose of facilitating Purchaser’s investment in, and potential acquisition of, the Company. Neither Purchaser nor Acquisition Sub has carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Investment Agreement and the Merger Agreement.

The general partner of Purchaser is BPE IV (Non-Cdn) GP LP, a limited partnership formed under the laws of the Province of Manitoba (“BPE IV”). The general partner of BPE IV is Brookfield.

Brookfield Capital Partners IV L.P. (“Capital Partners”), a limited partnership formed under the laws of the Cayman Islands, is a limited partner of Purchaser. The general partner of Capital Partners is Brookfield Capital Partners IV GP, Ltd. (“Capital Partners GP”), a corporation formed under the laws of the Province of Ontario. Brookfield is the sole stockholder of Capital Partners GP. Each of Purchaser, Acquisition Sub, Capital Partners and Brookfield is referred to herein collectively as the “Purchaser Group”.

The business office address of each member of the Purchaser Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of each member of the Purchaser Group are set forth in Schedule I to this Offer to Purchase.

None of the members of the Purchaser Group or, to the best knowledge of Purchaser and Acquisition Sub, the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the members of the Purchaser Group nor, to the best knowledge of Purchaser and Acquisition Sub, the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of the date hereof, and other than as contemplated by the Investment Agreement, neither of the general partners of Purchaser or Capital Partners, nor any of the directors and officers of Purchaser, Acquisition Sub, Brookfield or Capital Partners beneficially own any securities in the Company.”

2. Schedule I to the Offer to Purchase is hereby amended and restated in its entirety as follows:

SCHEDULE I:

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER GROUP

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director, executive officer, managers and general partners of the Purchaser Group and their affiliates are set forth below.

1.	Acquisition Sub.

Acquisition Sub is a Delaware corporation and a wholly-owned subsidiary of Purchaser and was formed solely for the purpose of facilitating Purchaser’s investment in, and potential acquisition of, the Company The principal office address of Acquisition Sub is 250 Vesey Street, 15th Floor, New York, New York 10281 . The telephone number of Acquisition Sub is (212) 417-7000.

The name, citizenship, business address, present principal occupation or employment material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Acquisition Sub are set forth below. The business address of Mssrs. Blattman and Neiman is 250 Vesey Street, 15th Floor, New York, New York 10281. The telephone number at such office is (212) 417-7000. The business address for Ms. Dehl and Mssrs. Nowak and Gregory is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3 and the telephone number at such address is (416) 363-9491.

Name and Position	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Barry Blattman (Director and Senior Managing Partner)	United States	Mr. Blattman is the Senior Managing Partner of Brookfield Asset Management Inc. (“BAM”) responsible for BAM’s global opportunistic real estate investment programs. Mr. Blattman joined BAM in 2002.

Jaspreet Dehl (Director and Senior Vice President and Secretary)	Canada	Ms. Dehl is a Senior Vice President at BAM in the private equity group. Ms. Dehl has held a number of positions at BAM, including Senior Vice President, Finance and Operations for the private equity group and Senior Vice President, Finance and Operations in the private funds group. Ms. Dehl joined BAM in 2011. Prior to joining BAM, Ms. Dehl was part of the Financial Advisory Practice at Deloitte and specialized in transaction execution services to private equity clients and corporate restructuring services.

David Neiman (Director and Senior Vice President)	United States	Mr. Neiman is a Senior Vice President at BAM in the private equity group. Mr. Neiman joined BAM in 2006 and focuses on business development, due diligence, deal execution and general corporate finance matters.

David Nowak (Managing Partner)	Canada	Mr. Nowak is a Managing Partner at BAM in the private equity group. Prior to joining BAM in 2011, Mr. Nowak was a Managing Director at Westerkirk.

David Gregory (Vice President)	Canada	Mr. Gregory is a Vice President at BAM in the private equity group. Prior to joining BAM in 2010, Mr. Gregory was an investment banking analyst at Genuity Capital Markets.

2.	Purchaser

Purchaser, a Delaware limited partnership, was formed solely for the purpose of facilitating Purchaser’s investment in, and potential acquisition of, the Company. The general partner of Purchaser is BPE IV (Non-Cdn) GP LP, a limited partnership formed under the laws of the Province of Manitoba (“BPE IV”). The general partner of BPE IV is Brookfield Capital Partners

Ltd. (“Brookfield”). The name, citizenship, business address, present principal occupation or employment material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Brookfield is listed below. Purchaser is the direct parent of Acquisition Sub and has not engaged in any business except as contemplated by the Merger Agreement and Investment Agreement.

The principal office address of Purchaser and BPE IV is 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. The telephone number of Purchaser and BPE IV is (416) 363-9491.

3.	Capital Partners

Brookfield Capital Partners IV L.P. (“Capital Partners”), a limited partnership formed under the laws of the Cayman Islands, is a limited partner of Purchaser. The general partner of Capital Partners is Brookfield Capital Partners IV GP, Ltd. (“Capital Partners GP”), a corporation formed under the laws of the Province of Ontario. The sole stockholder of Capital Partners GP is Brookfield.

The principal office address of Capital Partners and Capital Partners GP is 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. The telephone number of Capital Partners and Capital Partners GP is (416) 363-9491.

The name, citizenship, business address, present principal occupation or employment material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Capital Partners GP are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. The telephone number at such office is (416) 363-9491.

Name and Position	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Jaspreet Dehl (Director and Senior Vice President and Secretary)	Canada	See above.

Joseph Freedman (Director and Senior Managing Partner)	Canada	Mr. Freedman is a Senior Managing Partner at BAM in the private equity group. Since joining BAM in 2002, Mr. Freedman has held a number of positions including general counsel and partner responsible for M&A transaction execution and fund formation and operations.

David Nowak (Director and Managing Partner)	Canada	See above.

Peter Gordon (Managing Partner)	Canada	Mr. Gordon is a Managing Partner at BAM in the private equity group. Mr. Gordon joined Brascan (the predecessor to Brookfield) in 1998.

David Gregory (Vice President)	Canada	See above.

Jon Haick (Senior Managing Partner)	Canada	Mr. Haick is a Senior Managing Partner at BAM and the Chief Executive Officer of Brookfield Europe. Mr. Haick joined BAM’s private equity group in 2005 and has worked in a number of investment and operating roles within the group since that time. The business address for Mr. Haick is 99 Bishopsgate London, UK EC2M 3XD, and the telephone number at such address is +44 20 7408 8301.

Aaron Kline (Vice President)	Canada	Mr. Kline is Senior Vice President of taxation at BAM. Mr. Kline joined BAM in 2009 and was previously part of the M&A tax group at PricewaterhouseCoopers LLP.

Cyrus Madon (Senior Managing Partner)	Canada	Mr. Madon is the Senior Managing Partner of BAM responsible for Brookfield’s private equity and lending activities. Mr. Madon joined BAM in 1998 when he was appointed Chief Financial Officer of BAM’s real estate brokerage business.

Pierre McNeil (Senior Vice President)	Canada	Mr. McNeil is Senior Vice President and Chief Operating Officer of BAM’s private equity group. Mr. McNeil joined BAM in 1991. Previously, he was Senior Vice President, Human Resources and Wood Products of Fraser Papers, a BAM affiliate.

Jim Reid (Managing Partner)	Canada	Mr. Reid is Managing Partner of BAM, based in Calgary, where he is responsible for BAM’s energy lending business and for originating, evaluating and structuring investments and financings in the energy sector and overseeing operations in Brookfield Infrastructure’s energy segment. Mr. Reid joined BAM in 2003. The business address for Mr. Reid is 335 8th Avenue SW, Calgary, AB T2P 1C9 and the telephone number at such address is (403) 770-7215.

4.      Brookfield

Brookfield, a corporation formed under the laws of the Province of Ontario, is the sole stockholder of Capital Partners GP and general partner of BPE IV.

The principal office address of Brookfield is 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. The telephone number of Brookfield is (416) 363-9491.

The name, citizenship, business address, present principal occupation or employment material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Brookfield are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. The telephone number at such office is (416) 363-9491.

Name and Position	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years

Jaspreet Dehl (Director and Senior Vice President and Secretary)	Canada	See above.

Joseph Freedman (Director and Senior Managing Partner)	Canada	See above.

David Nowak (Director and Managing Partner)	Canada	See above.

Peter Gordon (Managing Partner)	Canada	See above.

David Gregory (Vice President)	Canada	See above.

Jon Haick (Senior Managing Partner)	Canada	See above.

Aaron Kline (Vice President)	Canada	See above.

Cyrus Madon (Senior Managing Partner)	Canada	See above.

Pierre McNeil (Senior Vice President)	Canada	See above.

Jim Reid (Managing Partner)	Canada	See above.

Dean Schultz (Vice President)	Canada	Mr. Schultz is a Vice President of BAM based in Calgary and has been with BAM since 2012. Prior to joining BAM, he was the CFO & VP of Finance at Waldron Energy Corp. The business address for Mr. Schultz is 335 8th Avenue SW, Calgary, AB T2P 1C9 and the telephone number at such address is (403) 770-7215.

Item 4. Terms of the Transaction.

1. The section titled “Purpose of the Offer” under Special Factors — Section 2 – Purpose of the Offer; Plans for the Company is hereby amended and restated as follows:

“The Offer is being made in connection with certain other transactions between Purchaser and the Company, as described in Special Factors — Section 6 – The Merger Agreement; Other Agreements. The purpose of the Offer is to enable Purchaser to acquire control of, and possibly the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for Purchaser to obtain control of the Company.

The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer if a sufficient number of Shares are tendered to satisfy the Merger Condition. If the Offer is consummated and the Merger Condition is satisfied, Purchaser intends to complete the Merger as promptly as practicable thereafter. If the Merger Condition is not satisfied, but the Offer is consummated, Purchaser will have increased its investment in the Company to become the Company’s largest stockholder.

The purpose of the Offer and the Merger for the Purchaser Group (as defined in the Summary Term Sheet and as described in more detail in The Tender Offer — Section 9 – Certain Information Concerning the Purchaser Group) is to benefit from any future earnings and growth of the Company after the consummation of the Offer and, if applicable, the Merger.”

2. Special Factors — Section 4 – Position of the Purchaser and Acquisition Sub Regarding Fairness of the Offer and the Merger is hereby amended and restated in its entirety as follows:

“4. Position of the Purchaser Group Regarding Fairness of the Offer and the Merger.

Position of the Purchaser Group. The rules of the SEC require the Purchaser Group to express their belief as to the fairness of the Offer and the Merger to the unaffiliated stockholders of the Company. The Purchaser Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of Purchaser Group should not be construed as a recommendation to any Company stockholder regarding whether to tender Shares into the Offer.

The Purchaser Group attempted to negotiate the terms of a transaction that would be most favorable to the Purchaser Group and, accordingly, did not negotiate the Merger Agreement with the goal of obtaining terms that were fair to the stockholders of the Company. No member of the Purchaser Group believes that it has or had any fiduciary duty to the Company or its stockholders, including with respect to the Offer and the Merger and their terms. No member of the Purchaser Group participated in the deliberation process of the Company’s Board of Directors and No member of the Purchaser Group participated in the conclusions of the Company’s Board of Directors that the Offer and the Merger were fair to the Company’s stockholders, nor did any member of the Purchaser Group undertake any independent evaluation of the fairness of the Offer or the Merger or engage a financial advisor for these purposes. No member of the Purchaser Group received advice from the Company’s Board of Directors or its legal or financial advisors as to the substantive or procedural fairness of the proposed Offer or the proposed Merger.

The Purchaser Group believes that the Offer Price to be received by the Company’s unaffiliated stockholders pursuant to the Offer and the Merger is fair to such stockholders. The Purchaser Group bases their belief on, among other things, the following material factors, each of which, in their judgment, supports their views:

•	The Offer Price represents a premium of approximately 17% over the closing price of the Shares on April 29, 2015 (the last trading day before the letter of intent related to the Offer (“Tender Offer LOI”) was executed and publicly announced), and a premium of approximately 26% over the 60 day volume-weighted average closing price of the Shares ending April 29, 2015.

•	The Offer will provide holders with the option to choose immediate liquidity at a premium, without the brokerage and other costs typically associated with market sales, by selling some or all of their Shares in the Offer for the Offer Price and, unless the Merger Condition is met, will have the opportunity to participate in the Company as a stockholder with the benefit of Brookfield’s sponsorship and certain stockholder protections.

•	The Offer Price to be paid in the Offer and the Merger will be paid in cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding long-term business risk.

•	The Company’s stockholders will not be obligated to tender Shares in the Offer, and if they so desire, will be able to exercise appraisal rights with respect to the Merger.

•	The Offer is not subject to any financing condition and Brookfield provided an appropriate guarantee of the payment obligations under the Merger Agreement.

•	The other factors considered by, and the findings of, the Company’s Board of Directors with respect to the substantive fairness of the Offer and the Merger to the Company’s unaffiliated stockholders, as described in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation — Background and Reasons for the Board’s Recommendation — Reasons for the Offer and the Merger; Fairness of the Offer and the Merger” which are expressly adopted by the Purchaser Group.

In addition, the Purchaser Group believes that the Offer is procedurally fair to the Company’s unaffiliated stockholders, based on the following factors:

•	The Company’s Board of Directors unanimously (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders (other than Purchaser and its affiliates), (ii) approved and adopted the Merger Agreement and the approved transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the company accept the Offer and tender their Shares pursuant to the Offer.

•	The Company’s Board of Directors was advised by J.P. Morgan, as financial advisor, and by Withers LLP and Willkie Farr & Gallagher LLP, as legal advisors, each of which are qualified, independent advisors.

•	The Merger Agreement allows the Company’s Board of Directors to solicit alternative acquisition proposals from third parties and to provide information and participate in negotiations with third parties with respect to such acquisition proposals during the Go-Shop Period (and, under certain circumstances, continue negotiations with certain parties for an additional 15-day period) and the fact that the Tender Offer LOI was filed and announced publicly more than two full weeks prior to signing the Merger Agreement, thereby putting third parties potentially interested in a business combination on notice;

•	The Company’s Board of Directors received a fairness opinion of JPMorgan that, as of May 17, 2015, and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the $5.05 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to the holders of such Shares.

•	The Merger Agreement permits the Company’s Board of Directors, under certain circumstances, at any time after expiration of the Go-Shop Period, to consider an unsolicited alternative acquisition proposal received from a third party if the Company’s Board of Directors determines in good faith, after consultation with outside legal counsel, that failure to consider and respond to such acquisition proposal would be inconsistent with the directors’ fiduciary duties and, after consultation with outside legal counsel and its financial advisor, that such acquisition proposal either constitutes or would reasonably be expected to result in a proposal superior to the Offer and Merger.

•

The Merger Agreement permits the Company’s Board of Directors to withdraw or modify, or publicly propose to withdraw or modify, its recommendation based on a material development or change in circumstances that was not known or reasonably foreseeable to the Company as of the date of the Merger Agreement if it determines in good faith, after consultation with its financial and legal advisors, that the failure to do so would be inconsistent with its fiduciary duties and after giving Purchaser a right to renegotiate the terms of the Merger Agreement, in which case Purchaser may terminate the Merger Agreement and the Company will be required to pay Purchaser a termination fee.

•	The Offer is conditioned upon there being validly tendered and not withdrawn a number of Shares that satisfies the Minimum Condition.

•	The Offer is not conditioned upon consummation of the transactions contemplated by the Investment Agreement and the financing contemplated by the Investment Agreement is not conditioned upon consummation of the Offer or the Merger.

•	The tender offer structure allows each of the Company’s stockholders to decide voluntarily whether to tender Shares in the Offer, and unaffiliated stockholders will have sufficient time to make a decision whether to tender in the Offer, and the difference between the Minimum Condition and the Merger Conditions gives stockholders an opportunity to retain their Shares and continue to invest in the future of the Company.

•	Purchaser has previously committed to obtaining a significant economic interest in the Company through its pending investment in Preferred Shares. The proceeds from Purchaser’s investment in the Preferred Shares (together with other cash and credit resources of the Company), will be used to repay the Company’s senior subordinated notes, and therefore eliminates any liquidity concerns associated with the Company’s senior subordinated notes, which mature in November of 2015. In addition, the difference between the Minimum Condition and the Merger Condition of the Tender Offer gives the stockholders an opportunity to decide voluntarily whether to sell their Shares now at a premium or retain their Shares and continue to invest in the future of the Company alongside Purchaser and with the benefit of Brookfield’s sponsorship going forward.

•	The tender offer structure is a direct offer to stockholders and allows the decision regarding the proposed transaction to be made by the stockholders who actually own the Shares at the time of tendering, and, accordingly, have a true economic interest in the decision. In a one-step merger, a vote of stockholders is required and voting rights are limited to those who held Shares on a record date typically several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote. Moreover, the stockholders of the Company would likely receive the Offer Price in payment for their Shares sooner in a tender offer than if Purchaser pursued a one-step merger transaction. In a one-step merger, the threshold for stockholder approval of the Merger would be significantly lower than the Merger Condition. As a result, the Tender Offer as structured increases the likelihood that the Company’s stockholders will have the option to retain their investment in the Company if they so desire.

•	If the Offer is completed, and the Merger Condition is satisfied, the Merger will be consummated in which all remaining public stockholders will receive the same price per Share as was paid in the Offer, without interest and less any applicable withholding tax.

•	The other factors considered by, and the findings of, the board of directors of the Company with respect to the procedural fairness of the Offer and the Merger to the Company’s unaffiliated stockholders, as described in the Company’s Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation — Background and Reasons for the Board’s Recommendation — Reasons for the Offer and the Merger; Fairness of the Offer and the Merger” which are expressly adopted by the Purchaser Group.

The Purchaser Group also considered the following factors, each of which it considered negative in their considerations concerning the fairness of the terms of the Transactions:

•	Tendering of Shares in the Offer and, if the Merger Condition is satisfied, the consummation of the Merger, would eliminate the opportunity for stockholders to participate in any possible future growth and profits of the Company.

•	As to the Offer Price, the financial interests of the Purchaser Group are different than the financial interests of the Company’s unaffiliated stockholders.

•	The risks and costs to the Company if the Offer does not close, including the potential effect on business and customer relationships.

•	The all-cash consideration to be received by the Company’s stockholders that are U.S. persons in the Offer and the Merger would be taxable to such stockholders that have a gain for U.S. federal income tax purposes.

•	The other potentially negative factors considered by the Company’s Board of Directors, and findings of the Company’s Board of Directors with respect to potentially negative factors, as described in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation — Background and Reasons for the Board’s Recommendation — Reasons for the Offer and the Merger; Fairness of the Offer and the Merger”.

The Purchaser Group did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

Upon completion of the Merger, Purchaser’s direct and indirect beneficial ownership interest in the Company’s net book value and net income would increase from 0% to 100%. Based on the Company’s net book value of approximately $1.0 billion as of December 31, 2014 (as reported in the Company’s Annual Report on Form 10-K), this increase would result in Purchaser’s direct and indirect beneficial interest in the Company’s net book value increasing by approximately $1.0 billion. Based on the Company’s net income as of December 31, 2014 (as reported in the Company’s Annual Report on Form 10-K), this increase would result in Purchaser’s direct and beneficial ownership interest in the Company’s net loss increasing by approximately $285.4 million.

The Purchaser Group’s consideration of the factors described above reflects their assessment of the fairness of the Offer Price to the Company’s unaffiliated stockholders in relation to the going-concern value of the Company on a stand-alone basis. In reaching the conclusion as to fairness, the Purchaser Group did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because the Company is a viable going concern and Purchaser and the Company has no plans to liquidate the Company. Therefore, the Purchaser Group believes that the liquidation value of the Company is irrelevant to a determination as to whether the Offer or the Merger is fair to unaffiliated stockholders. The Purchaser Group did not consider net book value, which is an accounting concept, as a factor because the Company’s business is not of a nature whose value is traditionally measured as a multiple of book value, as the Company’s value is derived from cash flows generated by continuing operations, and the Purchaser Group believes that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs.

The foregoing discussion of the information and factors considered and given weight by the Purchaser Group is not intended to be exhaustive, but is believed to include the material factors considered by the Purchaser Group. The Purchaser Group’s views as to the fairness of the Offer and the Merger to stockholders of the Company should not be construed as a recommendation to any stockholder regarding whether to tender Shares into the Offer.”

3. The first two paragraphs under the subheading “The Merger Agreement” in Special Factors — Section 6 – The Merger Agreement; Other Agreements are hereby amended and restated as follows:

“The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. References to “business day” in relation to provisions of the Merger Agreement shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York or the State of Ohio are authorized or required by law or other governmental action to close.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made as of specific dates, as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company.”

4. The second to last paragraph of Special Factors — Section 7 – Appraisal Rights is hereby amended and restated as follows:

“The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. If Section 251(h) is unavailable to consummate the Merger, and the Merger is consummated pursuant to Section 253 of the DGCL, we will cause the surviving corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within ten (10) days of the consummation of the Merger. In that case, such additional notice will describe the appraisal procedures for a merger under Section 253 of the DGCL, and all of the Company’s stockholders will have the time period specified in such separate notice (which will be twenty (20) days from the mailing of such separate notice) to exercise their appraisal rights. A copy of Section 262 of the DGCL will be provided to each stockholder of record on the effective date of the Merger in the event that the Merger is consummated without any meeting of the Company’s stockholders pursuant to Section 251(h) or Section 253 of the DGCL.”

5. Special Factors — Section 9 – Certain Relationships between Purchaser or Acquisition Sub and the Company is hereby amended and restated in its entirety as follows:

“9. Certain Relationships between the Purchaser Group and the Company.

There are no relationships between the Purchaser Group or any of their respective affiliates, on the one hand, and the Company, on the other hand, that would require disclosure under the rules and regulations of the SEC applicable to this Offer to Purchase other than in respect of the Merger Agreement and those arrangements described in Special Factors — Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company, Special Factors — Section 6 – The Merger Agreement; Other Agreements, and Special Factors — Section 8 – Transactions and Arrangements Concerning the Shares.”

6. The second sentence of the sixth paragraph of The Tender Offer — Section 1 – Terms of the Offer is hereby amended and restated as follows:

“Any extension, delay, termination or amendment of the Offer will be followed promptly by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.”

7. The subsection titled “Determination of Validity” in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares is hereby amended and supplemented by adding the following sentence to the end of the subsection:

“Tendering stockholders have the right to challenge our determination with respect to their Shares in a court of competent jurisdiction.”

The last paragraph of The Tender Offer — Section 4 – Withdrawal Rights is hereby amended and supplemented by adding the following sentence to the end of the paragraph:

“Tendering stockholders have the right to challenge our determination with respect to their Shares in a court of competent jurisdiction.”

8. The second full paragraph of The Tender Offer — Section 11 – Conditions to the Offer is hereby amended and restated as follows:

“The foregoing conditions are for the sole benefit of Purchaser and Acquisition Sub and (subject to certain exceptions described below) may be waived by Purchaser and Acquisition Sub, in whole or in part at any time prior to the Expiration Date; however, notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC, each of Purchaser and Acquisition Sub reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. The failure by Purchaser and Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time prior to the Expiration Date. Without the prior written consent of the Company in its sole discretion, Purchaser may not:”

9. The Tender Offer — Section 11 – Conditions of the Offer is hereby amended and supplemented by adding the following to the end of the last paragraph:

“As of May 22, 2015, 137,240,008 Shares were outstanding. In order to satisfy the Minimum Condition, Acquisition Sub must receive valid tenders (that have not been properly withdrawn) in respect of at least 41,172,003 Shares (if the transactions contemplated by the Investment Agreement are not consummated prior to the expiration of the Offer) or 20,172,003 Shares (if the transactions contemplated by the Investment Agreement are consummated prior to the expiration of the Offer), which is the minimum number of Shares equivalent to at least thirty percent (30%) of the Shares plus all Underlying Shares. As previously publicly disclosed by Purchaser, prior to the commencement of the Offer, it had agreed to acquire shares of Preferred Stock, through the Investment Agreement, convertible as of the date of issuance into 30,000,000 Shares, subject to stockholder approval.

As of May 22, 2015, 137,240,008 Shares were outstanding. In order to satisfy the Merger Condition, Acquisition Sub must receive valid tenders (that have not been properly withdrawn) in respect of at least 109,792,007 Shares (if the transactions contemplated by the Investment Agreement are not consummated prior to the expiration of the Offer) or 103,792,007 Shares (if the transactions contemplated by the Investment Agreement are consummated prior to the expiration of the Offer), which is the minimum number of Shares equivalent to at least eighty percent (80%) of the Shares plus all Underlying Shares. As previously publicly disclosed by Purchaser, prior to the commencement of the Offer, it had agreed to acquire shares of Preferred Stock through the Investment Agreement, convertible as of the date of issuance into 30,000,000 Shares, subject to stockholder approval.

We believe that the number of Shares outstanding immediately prior to expiration of the Offer is likely to change from the number of Shares outstanding as of May 22, 2015, due to grants, vesting and forfeitures of employee equity awards, exercise by employees of employee stock options, contributions by the Company to the Savings Plan funded with Shares and ordinary course and other changes and, accordingly, the percentages and numbers of currently outstanding Shares required to be tendered to satisfy the Minimum Condition and the Merger Condition are likely to change. We do not believe, however, that such changes will be material to the likelihood of satisfaction of such conditions.”

10. The first paragraph of The Tender Offer — Section 14 – Miscellaneous is hereby amended and restated as follows:

“The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such state and extend the Offer to holders of Shares in such state.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The last paragraph in Special Factors — Section 6 – The Merger Agreement; Other Agreements is hereby amended and restated as follows:

“The foregoing descriptions of the Confidentiality Agreement, Investment Agreement, Investment Limited Guarantee, Series A Preferred Stock Certificate of Designation, Series B Preferred Stock Certificate of Designation, Stockholder Rights Agreement, Registration Rights Agreement, Tender and Support Agreement, Amended and Restated Stockholder Rights Agreement and Limited Guarantee do not purport to be complete and are qualified in their entirety by reference to the applicable documents of forms thereof. Copies of the Confidentiality Agreement, Investment Agreement, Investment Limited Guarantee, Limited Guarantee and Tender and Support Agreement are filed as exhibits to this Schedule TO. Copies of the forms of the Series A Preferred Stock Certificate of Designation, Series B Preferred Stock Certificate of Designation, Stockholder Rights Agreement, and Registration Rights Agreement are attached as exhibits to the Investment Agreement, which is filed as an exhibit to this Schedule TO. A copy of the form of Amended and Restated Stockholder Rights Agreement is attached as an exhibit to the Merger Agreement, which is filed as an exhibit to this Schedule TO.”

Item 6. Purposes of the Transaction and Plans or Proposals.

1. The first two paragraphs under the subheading “Purpose of the Offer” in Special Factors — Section 2 – Purpose of the Offer; Plans for the Company are hereby amended and restated as follows:

“The purpose of the Offer is to give Purchaser the opportunity to acquire control of, and possibly the entire equity interest in, the Company, at the discretion of the Company’s stockholders. The Offer is being made in connection with certain other transactions between Purchaser and the Company, as described in Special Factors — Section 6 – The Merger Agreement; Other Agreements. The Offer is being made in connection with the transactions contemplated by the Investment Agreement, which enable the Company to address any liquidity concerns associated with the Company’s senior subordinated notes, which mature in November of 2015, irrespective of the outcome of the Offer.

The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer if a sufficient number of Shares are tendered to satisfy the Merger Condition. If the Offer is consummated and the Merger Condition is satisfied, Purchaser intends to complete the Merger as promptly as practicable thereafter. If the Merger Condition is not satisfied, but the Offer is consummated, Purchaser will have increased its investment in the Company to become the Company’s largest stockholder (on an as-converted basis).”

2. Special Factors — Section 4 – Position of Purchaser and Acquisition Sub Regarding Fairness of the Offer and the Merger has been amended and supplemented by adding the following paragraph after the second full paragraph:

“Upon completion of the Merger, Purchaser’s direct and indirect beneficial ownership interest in the Company’s net book value and net income would increase from 0% to 100%. Based on the Company’s net book value of approximately $1.0 billion as of December 31, 2014 (as reported in the Company’s Annual Report on Form 10-K), this increase would result in Purchaser’s direct and indirect beneficial interest in the Company’s net book value increasing by approximately $1.0 billion. Based on the Company’s net income as of December 31, 2014 (as reported in the Company’s Annual Report on Form 10-K), this increase would result in Purchaser’s direct and beneficial ownership interest in the Company’s net loss increasing by approximately $285.4 million.”

Item 7. Source and Amount of Funds or Other Consideration.

Special Factors — Section 9 – Source and Amount of Funds is hereby amended and supplemented by adding the following sentence to the end of the first paragraph:

“We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.”

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The following is added after the last paragraph in The Tender Offer — Section 13 – Fees and Expenses:

“The following table is an estimate of fees and expenses to be incurred and paid by the Purchaser Group in connection with the Offer:

Filing Fees	$91,000
Depositary and Paying Agent Fees	$50,000
Information Agent	$30,000
Legal, Printing and Mailing Fees and Expenses	$1,960,000
Other Professional Fees and Expenses	$400,000

Total	$2,531,000

Item 11. Additional Information.

1. The fifth paragraph of the Letter of Transmittal is hereby amended and restated as follows:

“THE TENDER OFFER IS NOT BEING MADE TO (NOR WILL TENDER OF SHARES BE ACCEPTED FROM OR ON BEHALF OF STOCKHOLDERS IN ANY STATE IN WHICH THE MAKING OF THE TENDER OFFER OR THE ACCEPTANCE OF THE TENDER OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH STATE.”

2. The Tender Offer — Section 11 – Conditions of the Offer is hereby amended and supplemented by adding the following paragraph to the last paragraph:

“The condition that the waiting period applicable to the transactions contemplated by the Merger Agreement under the HSR Act shall have expired or been terminated has been satisfied by the grant of early termination of the HSR Act waiting period by the U.S. Federal Trade Commission on June 1, 2015. The Offer continues to be subject to the remaining conditions set forth in this Section 11.”

3. The second paragraph under the subsection titled “Antitrust Compliance” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and restated as follows:

“The initial waiting period under the HSR Act, which was scheduled to expire at 11:59 pm, EDT on June 4, 2015, was terminated early, effective June 1, 2015. Accordingly, the condition that the waiting period applicable to the transactions contemplated by the Merger Agreement under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in The Tender Offer — Section 11 – Conditions of the Offer.”

4. The fourth paragraph under the subsection titled “Antitrust Compliance” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and supplemented by adding the following sentence:

“We filed notice of the Offer to the COFECE on June 3, 2015.”

5. The fifth paragraph under the subsection titled “Antitrust Compliance” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and supplemented by adding the following sentence:

“We filed notice of the Offer to the FAS on June 3, 2015.”

6. The sixth paragraph under the subsection titled “Antitrust Compliance” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and supplemented by adding the following sentence:

“We filed notice of the Offer to the SACC on June 3, 2015.”

7. The seventh paragraph under the subsection titled “Antitrust Compliance” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and supplemented by adding the following sentence:

“We filed notice of the Offer to the Turkish Competition Authority on June 1, 2015.”

8. The subsection titled “Committee on Foreign Investment in the United States” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and restated as follows:

“The Exon-Florio Amendment empowers the President of the United States of America to review and, if necessary, prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States. Pursuant to the Exon-Florio Amendment, CFIUS has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction, except in limited circumstances, which do not apply in this case. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. The parties filed a voluntary notice with CFIUS pursuant to the Exon-Florio Amendment and its implementing regulations on May 18, 2015 in connection with the transactions contemplated by the Investment Agreement. The parties also filed a voluntary notice with CFIUS pursuant to the Exon-Florio Amendment and its implementing regulations on May 26, 2015 in connection with the transactions contemplated by this Schedule TO. If CFIUS determines that the transaction contemplated by the Investment Agreement is subject to Exon-Florio and grants clearance in connection with the Investment Agreement, satisfaction of the CFIUS Clearance Condition will not be required for consummation of the Offer or the Merger. See The Tender Offer — Section 11 – Certain Conditions of the Offer.

On May 21, 2015, in accordance with International Traffic in Arms Regulations, we filed notice of the transactions contemplated by the Investment Agreement and of the Offer with the U.S. Department of State Directorate of Defense Trade Controls.”

9. The subsection titled “Legal Proceedings” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and restated in its entirety to read as follows:

“Six putative class action lawsuits have been filed in connection with Purchaser’s proposed acquisition (the “Transaction”) of the Company. The first, entitled Kelleher, et al. v. GrafTech International Ltd., et al., was filed on May 22, 2015 in the Court of Common Pleas, Cuyahoga County, Ohio. An amended complaint in the Kelleher action was filed on June 12, 2015. The remaining actions, entitled Widlewski v. Carson, et al., Watson v. GrafTech International Ltd., et al., Park v. GrafTech International Ltd., et al., Daeda v. GrafTech International Ltd., et al. and Grinberger v. GrafTech International Ltd., et al., and filed between June 2, 2015 and June 15, 2015, were filed in the Court of Chancery of the State of Delaware. All six lawsuits name the members of the Company’s board of directors, Purchaser and Acquisition Sub as defendants. BAM, Brookfield, Capital Partners and the Company are also named as defendants in certain of the actions. All six lawsuits are brought by purported stockholders of the Company, both individually and on behalf of a putative class of stockholders, alleging that the Company’s board of directors breached its fiduciary duties in connection with the Transaction by failing to maximize shareholder value and that Purchaser aided and abetted the alleged breaches. Each of the actions further allege that the May 26, 2015 Schedule 14D-9 filed by the Company is materially misleading. In the Kelleher, Watson and Park actions, the Company is also alleged to have aided and abetted the alleged breaches. Each of the actions seek, among other things, injunctive relief preventing the consummation of the Transaction or rescission of the Transaction.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(d)(5)	Limited Guarantee, dated as of May 4, 2015, by and between Brookfield Capital Partners IV L.P. and GrafTech International Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 4, 2015).

(d)(6)	Limited Guarantee, dated as of May 17, 2015, by and between Brookfield Capital Partners IV L.P. and GrafTech International Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 17, 2015).

Exhibit No.	Description

(a)(5)(A)	Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on May 22, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County.

(a)(5)(B)	Amended Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on June 12, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County.

(a)(5)(C)	Complaint filed by David Widlewski, individually and on behalf of all others similarly situated, on June 2, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(D)	Complaint filed by Walter Watson, individually and on behalf of all others similarly situated, on June 4, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(E)	Complaint filed by Cyhyoung Park, individually and on behalf of all others similarly situated, on June 9, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(F)	Complaint filed by Charles Daeda, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(G)	Complaint filed by Abraham Grinberger, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2015

BCP IV GRAFTECH HOLDINGS LP

By:	BPE IV (Non-Cdn) GP LP, its general partner

	By:	Brookfield Capital Partners Ltd., its general partner

		By:	/s/ David Nowak
David Nowak
Managing Partner

		By:	/s/ J. Peter Gordon
J. Peter Gordon
Managing Partner

ATHENA ACQUISITION SUBSIDIARY INC.

By:	/s/ David Neiman
	Name:	David Neiman
	Title:	Senior Vice President

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

By:	/s/ Peter Gordon
	Name:	Peter Gordon
	Title:	Managing Partner

BROOKFIELD CAPITAL PARTNERS IV L.P.

By:	Brookfield Capital Partners IV GP, Ltd., its general partner

	By:	/s/ David Nowak
David Nowak
Managing Partner

	By:	/s/ J. Peter Gordon
J. Peter Gordon
Managing Partner

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 26, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on May 26, 2015.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and GrafTech International Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 18, 2015).

(d)(2)	Tender and Support Agreement, dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and Nathan Milikowsky and certain of his affiliates (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 18, 2015).

(d)(3)	Confidentiality Agreement, dated as of March 20, 2015, by and between Brookfield Capital Partners LLC and GrafTech International Ltd.*

(d)(4)	Investment Agreement, dated as of May 4, 2015, by and between GrafTech International Ltd. and BCP IV Holdings LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 4, 2015).

(d)(5)	Limited Guarantee, dated as of May 4, 2015, by and between Brookfield Capital Partners IV L.P. and GrafTech International Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 4, 2015).

(d)(6)	Limited Guarantee, dated as of May 17, 2015, by and between Brookfield Capital Partners IV L.P. and GrafTech International Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 17, 2015).

(g)	Not applicable.

(h)	Not applicable.

(a)(5)(A)	Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on May 22, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County.

(a)(5)(B)	Amended Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on June 12, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County.

(a)(5)(C)	Complaint filed by David Widlewski, individually and on behalf of all others similarly situated, on June 2, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(D)	Complaint filed by Walter Watson, individually and on behalf of all others similarly situated, on June 4, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(E)	Complaint filed by Cyhyoung Park, individually and on behalf of all others similarly situated, on June 9, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(F)	Complaint filed by Charles Daeda, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(G)	Complaint filed by Abraham Grinberger, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware.

*	Previously filed with the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on May 26, 2015.